SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

52078P 10 2

(CUSIP Number)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Senior Vice President

Lawson Software, Inc.

380 Saint Peter Street

St. Paul, Minnesota 55102-1302

(651) 767-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawson Family Investment Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,666,964

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,666,964

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,666,964

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Richard Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,527,816 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,527,816 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,527,816 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes: (i) 8,666,964 shares held by the Lawson Family Investment Company, Ltd. over which the Reporting Persons share voting and dispositive control, (ii) 828,666 shares held by H. Richard Lawson and Patricia Lawson as tenants in common over which H. Richard Lawson and Patricia Lawson share voting and dispositive control and (iii) 32,186 shares held by H. Richard Lawson in the Lawson Software 401(k) plan over which H. Richard Lawson has sole voting and dispositive control.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patricia Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,495,630 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,495,630 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,495,630 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) IN

(2) Includes: (i) 8,666,964 shares held by the Lawson Family Investment Company, Ltd. over which the Reporting Persons share voting and dispositive control and (ii) 828,666 shares held by H. Richard Lawson and Patricia Lawson as tenants in common over which H. Richard Lawson and Patricia Lawson share voting and dispositive control.

Introduction

This Amendment No. 9 (this “Amendment”) amends the statement on Schedule 13D filed by H. Richard Lawson (“Mr. Lawson”) Patricia Lawson (“Ms. Lawson” and together with Mr. Lawson, the “Lawsons”) and the Lawson Family Investment Company, Ltd. (the “Trust” and together with the Lawsons, the “Reporting Persons”) with the Securities and Exchange Commission on December 17, 2001, as amended by Amendment No. 1 thereto dated February 5, 2003, Amendment No. 2 thereto dated January 29, 2004, Amendment No. 3 thereto dated February 10, 2005, Amendment No. 4 thereto dated May 10, 2005, Amendment No. 5 thereto dated February 13, 2006, Amendment No. 6 thereto dated February 13, 2007, Amendment No. 7 thereto dated July 31, 2007 and Amendment No. 8 thereto dated December 31, 2007 (the “Statement”).  Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Statement.

Item 4.           Purpose of Transaction

On April 26, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GGC Software Holdings, Inc., a Delaware corporation (“GGC”) and Atlantis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of GGC.

In connection with the Merger Agreement and the transactions contemplated thereby, the Reporting Persons entered into a Voting Agreement, dated April 26, 2010 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Persons agreed that until the expiration date of the Voting Agreement, each of the Reporting Persons would not (i) except as set forth in the Voting Agreement, transfer, assign, sell, gift-over, pledge or otherwise dispose of the shares of capital stock of the Issuer owned by the Reporting Persons as set forth in the Voting Agreement (such shares, the “Subject Shares”), (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to a transfer of the Subject Shares, (iii) grant any proxy or power of attorney (other than a proxy to GGC or its designee) with respect to the Subject Shares or (iv) deposit any of the Subject Shares into a voting trust or enter into a voting agreement with respect to the Subject Shares. In addition, each of the Reporting Persons agreed that until the expiration date of the Voting Agreement, each of the Reporting Persons and, in some cases, certain of their affiliates would vote the Subject Shares (i) in favor of the Merger Agreement and the transactions contemplated thereby and (ii) against (A) any proposal made in opposition to or competition with consummation of the Merger Agreement, (B) any acquisition proposal from any party other than GGC or an affiliate of GGC, as contemplated by the Merger Agreement, (C) any amendment of the Issuer’s certificate of incorporation or by-laws, but only if such amendment is not permitted under the terms of the Merger Agreement and (D) any dissolution, liquidation or winding up of the Issuer not consented to by GGC in accordance with the Merger Agreement. Each of the Reporting Persons also agreed to grant GGC (or its designee) an irrevocable proxy regarding the matters addressed in the Voting Agreement if the Reporting Persons fail to act in accordance with their obligations under the Voting Agreement, provided that the Voting Agreement has not been terminated. The expiration of the Voting Agreement occurs upon the earliest of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms or (iii) the date upon which the Board of Directors of the Issuer has changed its recommendation to stockholders with respect to the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.

Mr. Lawson is the Co-Chairman of the Board of Directors of the Issuer, but entered into the Voting Agreement solely in his capacity as a stockholder of the Issuer, and not as a director of the Issuer or in any other capacity. At the same time as the Reporting Persons entered into the Voting Agreement, (i) Harry Debes, the Issuer’s chief executive officer and a director and (ii) The Romesh & Kathleen Wadhwani Family Trust, a trust for which Romesh Wadhwani, Co-Chairman of the Board of Directors of the Issuer serves as trustee, entered into voting agreements with GGC having substantially similar terms to the terms of the Voting Agreement in their capacities as stockholders of the Issuer.

Item 5.           Interest in Securities of the Issuer

(a)                                  As of April 26, 2011, the Reporting Persons are deemed to be the beneficial owner of 9,527,816 shares (the “Shares”) of the Issuer’s common stock.  These Shares represent approximately 5.8% of the Issuer’s outstanding common stock (based upon 163,955,268 outstanding shares as of March 25, 2011, as reported in the Issuer’s Form Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010 filed with the Securities and Exchange Commission on April 1, 2011).

(b)                                 The Reporting Persons share voting and dispositive power with respect to 8,666,964 shares held by the Lawson Family Investment Company, Ltd.  The Lawsons share voting and dispositive power with respect to 828,666 shares held directly by the Lawsons as tenants in common.  Mr. Lawson has sole voting and dispostive power with respect to 32,186 shares held by Mr. Lawson in the Lawson Software 401(k) plan.

(c)                                  During the 60 day period preceding the filing of this report, the Reporting Persons have not sold any shares of the Issuer’s common stock.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

All of the Shares of the Issuer’s common stock beneficially owned by Mr. Lawson are subject to a Registration Rights Agreement dated February 23, 2001 among the Issuer and the stockholders named therein, which is included as Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 filed on June 20, 2001.

Item 7.  Material to be Filed as Exhibits

1.                                     Voting Agreement dated April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc., H. Richard Lawson, Patricia Lawson and Lawson Family Investment Company, Ltd.

2.                                     Joint Filing Agreement dated April 26, 2011, by and among H. Richard Lawson, Patricia Lawson and Lawson Family Investment Company, Ltd.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: April 26, 2011

/s/ H. Richard Lawson
H. Richard Lawson, Individually

/s/ Patricia Lawson
Patricia Lawson, Individually

LAWSON FAMILY INVESTMENT COMPANY, LTD.

/s/ H. Richard Lawson
H. Richard Lawson

Exhibit Index

Exhibit No.	Description

1	Voting Agreement dated April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc., H. Richard Lawson, Patricia Lawson and Lawson Family Investment Company, Ltd.

2	Joint Filing Agreement dated April 26, 2011, by and among H. Richard Lawson, Patricia Lawson and Lawson Family Investment Company, Ltd.